SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)

of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2002

Commission File No. 33-63249

The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan

(Full Title of the Plan)

BURLINGTON NORTHERN SANTA FE CORPORATION

2650 Lou Menk Drive, Second Floor

Fort Worth, Texas 76131-2830

(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

On June 30, 2003, this report on Form 11-K was inadvertently filed with the Securities and Exchange Commission under the CIK of The Burlington Northern and Santa Fe Railway Company, a wholly-owned subsidiary of Burlington Northern Santa Fe Corporation. This report on Form 11-K is now being filed under the CIK of Burlington Northern Santa Fe Corporation, the issuer of securities held pursuant to the plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(K) RETIREMENT PLAN

By:	/s/ GLORIA A. ZAMORA
Gloria A. Zamora Vice President-Human Resources and Medical

Date: June 26, 2003

EXHIBITS

Exhibit No.		Page No.
23	Consent of PricewaterhouseCoopers LLP	4

99.1	Certfication Pursuant to 18 U.S.C. § 1350 (Section 906 of Sarbanes-Oxley Act of 2002).	5

99.2	Report of Independent Auditors and Financial Statements required by Form 11-K related to The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan (Commission File Number 33-63249)	6